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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                 PARTS.COM, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   702140 10 4
                                 --------------
                                 (CUSIP Number)

                        Douglas J. Nagel, 4585 40th S.E.,
                      Grand Rapids, MI 49512, 616-949-2152
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               April 12, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      702140 10 4              13D      PAGE    2     OF    4    PAGES
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  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Douglas James Nagel Revocable Trust of 5-1-89
          Douglas Nagel
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*

          PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Douglas Nagel is a citizen of the United States and the Douglas James Nagel Revocable Trust of 5-1-89 was created in Florida.
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    825,368 shares held by Douglas James Nagel
    SHARES                     Revocable Trust of 5-1-89 1,231,035 shares
 BENEFICIALLY                  beneficially held by Douglas Nagel, Individually
  OWNED BY              --------------------------------------------------------
    EACH               (8)     SHARED VOTING POWER
  REPORTING                    -0-
 PERSON WITH           --------------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER
                               825,368 shares held by Douglas James Nagel
                               Revocable Trust Dtd. 5-1-89 1,231,035 shares
                               beneficially held by Douglas Nagel, Individually
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          825,368 shares held by Douglas James Nagel Revocable Trust of
          5-1-89. 1,231,035 shares beneficially held by Douglas Nagel, Individually
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4% by Douglas James Nagel Revocable Trust of 5-1-89
          5.1% by Douglas Nagel, Individually
          (based on 24,072,791 shares of Common Stock outstanding on June 30, 1999 as disclosed in the Issuer's Form 10-QSB as filed with the Securities and Exchange Commission on July 18, 2000.)
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 (14)     TYPE OF REPORTING PERSON*

          OO, IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      702140 10 4              13D      PAGE    3     OF    4    PAGES
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Item 1.  Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, par value $0.001 (the "Common Stock"), of parts.com, Inc., f/k/a Miracom Corporation, (the "Issuer"). The principal executive offices of the Issuer is 121 East First Street, Sanford, Florida 32771.

Item 2.  Identity and Background

         (a)      Name

                  Douglas James Nagel Revocable Trust of 5-1-89 and Douglas Nagel. The Trust is a Florida revocable living trust, whose trustee and beneficiary is Douglas Nagel.

         (b)      Address

                  4585 40th S.E., Grand Rapids, MI 49512

         (c)      Present Principal Occupation or Employment

                  Retired.

         (d) The Trust or Douglas Nagel has not, during the last five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Trust or Douglas Nagel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trust is a Florida revocable living trust and Douglas Nagel is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock was acquired for $1,559,644 with both Trust and personal funds.



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CUSIP NO.      702140 10 4              13D      PAGE    4     OF    4    PAGES
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Item 4.  Purpose of Transaction.

The purchase of Common Stock was made solely for investment purposes. Depending upon market conditions and other factors, the Trust or Nagel may acquire additional securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a), (b) Reference is made to Items 7-11 and 13 of pages 2-3 of this Schedule, which Items are incorporated by reference herein.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 6, 2000.

Douglas James Nagel Revocable Trust of 5-1-89

By: /s/ Douglas J. Nagel
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    Douglas J. Nagel, Trustee


    /s/ Douglas J. Nagel
    -------------------------
    Douglas J. Nagel,
    Individually